May 14, 2019

Derek Bertocci
Chief Financial Officer
Guardant Health, Inc.
505 Penobscot Dr.
Redwood City, California 94063

       Re: Guardant Health, Inc.
           Draft Registration Statement on Form S-1
           Filed May 9, 2019
           CIK No. 0001576280

Dear Mr. Bertocci:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
                                                             Mining
cc:    B. Shayne Kennedy, Esq.